December 22, 2004

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Daniel Lee

  Re:
  Spescom Software Inc.
  Post-Effective Amendment No. 1 to Registration Statement on Form S-2
  (File No. 333-112295)

Mr. Lee:

        Per your request, Spescom Software Inc. hereby notifies you that the purpose of the above-referenced filing was to incorporate into the existing Registration Statement on Form S-2 by reference our Annual Report on Form 10-K, filed December 6, 2004 (File No. 000-15935).

        Thank you for your assistance and please contact Betsy Austin of Gibson, Dunn & Crutcher LLP at (650) 849-5296 if you have any questions or comments.

Sincerely,

/s/ JOHN LOW John Low Chief Financial Officer